SILVERLEAF RESORTS, INC.
1221 River Bend Drive, Suite 120
Dallas, Texas 75247
Phone: (214) 631-1166
Fax: (214) 631-1178
June 23, 2009
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Attn:	Ms. Karen J. Garnett Assistant Director

Re:	Silverleaf Resorts, Inc. (“Registrant”); Application for Qualification of Indenture on Form T-3 (“Application”); Filed on May 14, 2009 File No. 022-28892 Request for Acceleration
          Dear Madam or Sir:
          Pursuant to Section 307(c) of The Trust Indenture Act of 1939, the Registrant hereby requests that the effective date of the above-captioned Application be accelerated so that the Application may become effective at 10:00 a.m., Eastern Daylight Time, on Thursday, June 25, 2009, or as soon thereafter as possible.
          In connection with the above acceleration request, the Registrant acknowledges that:
•	should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
June 23, 2009

          The Registrant also understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with the Registrant’s filing.
          Please do not hesitate to contact the undersigned or our legal counsel, David N. Reed if you require any further information concerning this request for acceleration of the Application. Mr. Reed’s telephone number is (214) 749-2428. Also, please notify Mr. Reed by telephone to confirm the actual time of effectiveness for the Application.

Very truly yours, Silverleaf Resorts, Inc.
By:	/s/ ROBERT M. SINNOTT
Robert M. Sinnott
Chief Financial Officer

cc:	Stacie D. Gorman (via Facsimile — 703-813-6984) Robert E. Mead, Chairman and Chief Executive Officer Joe Conner, Chief Operating Officer Richard Budd, Audit Committee Chair